

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2016

David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

> **Re:** **Netflix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed January 28, 2016**
> **File No. 001-35727**

Dear Mr. Wells:

We have reviewed your April 1, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7: Management's Discussion and Analysis

Overview and Results of Operations, page 17

1.   We note your response to our prior comment number 1 and acknowledge your concerns with respect to the fact that your U.S. pricing changes impact only your high definition plan and quantifying such detailed information could result in competitive harm. However, according to your disclosures in the filing your high definition plan priced at $9.99 is your most popular streaming plan and a substantial number of US members will be affected upon the expiration of the grandfathered pricing period. Therefore, along with the previously requested information, please provide us with your analysis that supports your revised disclosure is sufficient in meeting the disclosure requirements of

known trends and uncertainties pursuant to Item 303(a)(3)(ii) of Regulation S-K. Your response should explain in detail why further detailed information would not be material to an investor's understanding of the known uncertainty and its impact on your future results of operations.

2.   We note in response to our prior comment number 2 that you have determined your forecasted future net cash flows to approximate the fair value of produced content. Please tell us whether your method for determining fair value of produced content involves the use of a discounted cash flows model pursuant to the guidance outlined in ASC 926-20-35-14. If not, please explain why and how your accounting treatment complies with ASC 926-20-35-12. Additionally, please revise your disclosure to include your considerations in determining that NRV approximates fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure